MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPEMBER 30, 2016

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three months and nine months ended September 30, 2016 and 2015 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 and the related MD&A. We use certain non-IFRS financial measures in this MD&A. For a description of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars unless otherwise indicated. This MD&A is dated as of November 2, 2016 and all information contained is current as of November 2, 2016 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43 101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43 101 and CIM standards. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2016

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2016, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3	Consolidated Financial Results	Page 14
History and Strategy	Page 4	Non IFRS Measures	Page 16
Consolidated Operations	Page 5	Quarterly Results and Trends	Page 21
Guanaceví Operations	Page 7	Annual Outlook	Page 26
Bolañitos Operations	Page 9	Liquidity and Capital Resources	Page 28
El Cubo Operations	Page 11	Changes in Accounting Policies	Page 35
Exploration Results	Page 12	Controls and Procedures	Page 37

2

Three Months Ended September 30			Q3 2016 Highlights	Nine Months Ended September 30
2016	2015	% Change		2016	2015	% Change
			Production
1,284,646	1,820,282	(29%)	Silver ounces produced	4,346,562	5,445,901	(20%)
14,364	15,319	(6%)	Gold ounces produced	45,973	44,557	3%
1,258,408	1,773,459	(29%)	Payable silver ounces produced	4,243,199	5,305,309	(20%)
13,939	14,961	(7%)	Payable gold ounces produced	44,657	43,512	3%
2,361,946	2,892,612	(18%)	Silver equivalent ounces produced(1)	7,794,537	8,564,891	(9%)
5.27	8.11	(35%)	Cash costs per silver ounce(2)(3)	6.13	7.96	(23%)
7.28	13.57	(46%)	Total production costs per ounce(2)(4)	8.92	13.48	(34%)
11.47	15.05	(24%)	All-in sustaining costs per ounce(2)(5)	11.01	15.07	(27%)
355,611	404,878	(12%)	Processed tonnes	1,141,362	1,157,415	(1%)
71.18	75.07	(5%)	Direct production costs per tonne(2)(6)	72.89	80.05	(9%)
11.06	10.33	7%	Silver co-product cash costs (7)	10.60	10.68	(1%)
773	756	2%	Gold co-product cash costs (7)	808	774	4%
Financial
42.1	42.7	(1%)	Revenue ($ millions)	128.1	141.6	(10%)
1,200,466	1,844,556	(35%)	Silver ounces sold	4,205,575	5,619,126	(25%)
14,228	14,599	(3%)	Gold ounces sold	44,847	44,195	1%
19.16	14.67	31%	Realized silver price per ounce	16.80	16.05	5%
1,340	1,074	25%	Realized gold price per ounce	1,281	1,163	10%
5.6	(14.1)	140%	Net earnings (loss) ($ millions)	9.1	(13.7)	167%
15.2	2.1	622%	Mine operating earnings (loss) ($ millions)	34.4	18.0	91%
17.8	12.0	48%	Mine operating cash flow(8) ($ millions)	46.5	48.0	(3%)
8.2	4.8	72%	Operating cash flow before working capital changes (9)	25.1	29.6	(15%)
10.8	1.3	703%	Earnings before ITDA (10)	29.6	28.6	4%
91.9	20.4	350%	Working capital ($ millions)	91.9	20.4	350%
Shareholders
0.04	(0.14)	129%	Earnings (loss) per share – basic	0.08	(0.13)	100%
0.07	0.05	40%	Operating cash flow before working capital changes per share (9)	0.22	0.29	(24%)
125,277,591	101,976,901	23%	Weighted average shares outstanding	114,426,580	101,976,901	12%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 16.

(9)	See Reconciliation to IFRS on page 16 for the reconciliation of operating cash flow before working capital changes and the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 17.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively under-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and was quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, but the mines were running out of ore. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources grew rapidly and Bolañitos became an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s historical business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo had similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, Endeavour initiated a two year operational turn-around and capital investment program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability.

The Company has historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs, which was subsequently converted to a term loan. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

4

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months and Nine Months Ended September 30, 2016 and 2015

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2016	2015	% Change		2016	2015	% Change
355,611	404,878	(12%)	Ore tonnes processed	1,141,362	1,157,415	(1%)
133	163	(18%)	Average silver grade (gpt)	140	172	(19%)
84.3	85.7	(2%)	Silver recovery (%)	84.6	84.9	(0%)
1,284,646	1,820,282	(29%)	Total silver ounces produced	4,346,562	5,445,901	(20%)
1,258,408	1,773,459	(29%)	Payable silver ounces produced	4,243,199	5,305,309	(20%)
1.55	1.39	12%	Average gold grade (gpt)	1.54	1.42	9%
80.8	84.9	(5%)	Gold recovery (%)	81.2	84.5	(4%)
14,364	15,319	(6%)	Total gold ounces produced	45,973	44,557	3%
13,939	14,961	(7%)	Payable gold ounces produced	44,657	43,512	3%
2,361,946	2,892,612	(18%)	Silver equivalent ounces produced(1)	7,794,537	8,564,891	(9%)
5.27	8.11	(35%)	Cash costs per silver ounce(2)(3)	6.13	7.96	(23%)
7.28	13.57	(46%)	Total production costs per ounce(2)(4)	8.92	13.48	(34%)
11.47	15.05	(24%)	All in sustaining cost per ounce (2)(5)	11.01	15.07	(27%)
71.18	75.07	(5%)	Direct production costs per tonne(2)(6)	72.89	80.05	(9%)
11.06	10.33	7%	Silver co-product cash costs (7)	10.60	10.68	(1%)
773	756	2%	Gold co-product cash costs (7)	808	774	4%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

5

Consolidated Production

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
Consolidated silver production during Q3, 2016 was 1,284,646 ounces (oz), a decrease of 29% compared to 1,820,282 oz in Q3, 2015, and gold production was 14,364 oz, a de ecrease of 6% compared to 15,319 oz in Q3, 2015. Plant throughput was 355,611 tonnes at average grades of 133 grams per tonne (gpt) silver and 1.55 gpt gold compared to 404,878 tonnes grading 163 gpt silver and 1.39 gpt gold in Q3, 2015. Silver production decreased due to processing less tonnes at lower silver grades mainly at Guanaceví. Gold production decreased due to lower throughput and recovery, partially offset by higher gold grades.

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
Consolidated silver production during 2016 was 4,346,562 oz, a decrease of 20% compared to 5,445,901 oz in 2015, and gold production was 45,973 oz, an increase of 3% compared to 44,557 oz in 2015. Plant throughput was 1,141,362 tonnes at average grades of 140 gpt silver and 1.54 gpt gold compared to 1,157,415 tonnes grading 172 gpt silver and 1.42 gpt gold in 2015. Silver production decreased due to lower silver grades mainly at Guanacevi. Gold production increased due to higher gold grade ore, partially offset by lower recoveries.

Consolidated Operating Costs

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
In Q3, 2016, direct production costs per tonne fell 5% to $71.18 per tonne due to the weaker Mexican peso, reduced contractor activity and the processing of historical stockpiles carried at no value. Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreased 35% to $5.27 per oz of payable silver compared to $8.11 per oz in Q3, 2015 as a result of the lower direct costs per tonne and higher gold credits. The lower costs per tonne and the reduction of exploration and development expenditures at the Bolañitos and El Cubo operations resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 24% to $11.47 per oz compared to $15.05 per oz in Q3, 2015.

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
In Q3, 2016, direct production costs per tonne fell 9% to $72.89 per tonne due to the weaker Mexican peso, reduced contractor activity and the processing of historical stockpiles carried at no value. Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreased 23% to $6.13 per oz of payable silver compared to $7.96 per oz in 2015 as a result of the lower costs per tonne and higher gold credits offset partially by lower ore grades.

6

The lower costs per tonne and the reduction of exploration and development expenditures at the Bolañitos and El Cubo operations resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 27% to $11.01 per oz compared to $15.07 per oz in 2015.

Guanaceví Operations

Production Results for the Three Months and Nine Months Ended September 30, 2016 and 2015

Three Months Ended September 30			GUANACEV¥	Nine Months Ended September 30
2016	2015	% Change		2016	2015	% Change
82,059	111,469	(26%)	Ore tonnes processed	279,591	326,392	(14%)
235	285	(18%)	Average silver grade (g/t)	239	304	(21%)
87.5	84.9	3%	Silver recovery (%)	84.9	84.0	1%
542,385	867,292	(37%)	Total silver ounces produced	1,823,337	2,678,979	(32%)
545,838	858,618	(36%)	Payable silver ounces produced	1,820,903	2,652,189	(31%)
0.51	0.58	(12%)	Average gold grade (g/t)	0.52	0.62	(16%)
86.4	86.2	0%	Gold recovery (%)	87.6	86.3	2%
1,163	1,792	(35%)	Total gold ounces produced	4,096	5,615	(27%)
1,170	1,774	(34%)	Payable gold ounces produced	4,090	5,559	(26%)
629,610	992,732	(37%)	Silver equivalent ounces produced(1)	2,130,537	3,072,029	(31%)
11.12	7.98	39%	Cash costs per silver ounce(2)(3)	9.93	8.12	22%
14.15	10.15	39%	Total production costs per ounce(2)(4)	12.94	10.53	23%
21.53	12.75	69%	All in sustaining cost per ounce (2)(5)	17.98	12.48	44%
93.24	79.15	18%	Direct production costs per tonne(2)(6)	82.22	86.25	(5%)
12.27	8.84	39%	Silver co-product cash costs(7)	10.76	9.12	18%
858	647	33%	Gold co-product cash costs (7)	821	661	24%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 16.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

Guanaceví has produced more than 27 million ounces of silver and over 64,000 ounces of gold since Endeavour acquired it in 2004. Although the historic mine was closed and the plant was struggling to process 100 tpd of old tailings in 2004, Guanaceví is now producing 1,200 tpd of high-grade ore. The Company has discovered five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. Guanaceví provides steady employment for 550 people and engages 350 contractors.

7

Guanaceví Production Results

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
Silver production at the Guanaceví mine during Q3, 2016 was 542,385 oz, a decrease of 37% compared to 867,292 oz in Q3, 2015, and gold production was 1,163 oz, a decrease of 35% compared to 1,792 oz in Q3, 2015. Plant throughput was 82,059 tonnes at average grades of 235 gpt silver and 0.51 gpt gold compared to 111,469 tonnes grading 285 gpt silver and 0.58 gpt gold in Q3, 2015. Metal production decreased due to lower throughput and ore grades. The lower ore grades were a result of mining lower grade areas within the ore-bodies, while the prior year’s higher grades were due to the contribution of the higher grade Porvenir Cuatro ore-body, which resulted in higher silver and gold production in Q3, 2015. Throughput was lower due to mine development being behind plan and company personnel focused on improving underground services, including power, dewatering and ventilation. The Company changed the mining contractor in January 2016 and changed the operations manager in May 2016. Management expects to attain the planned level of production in the fourth quarter of 2016. Q3, 2016 payable metals were adjusted for re-negotiated 2016 contracts amounting to higher payable metal during the quarter than produced.

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
Silver production at the Guanaceví mine during 2016 was 1,823,337 oz, a decrease of 32% compared to 2,678,979 oz in 2015, and gold production was 4,096 oz, a decrease of 27% compared to 5,615 oz in 2015. Plant throughput was 279,591 tonnes at average grades of 239 gpt silver and 0.52 gpt gold compared to 326,392 tonnes grading 304 gpt silver and 0.62 gpt gold in 2015. Metal production has decreased due to lower throughput and ore grades. The lower ore grades were a result of mining deeper within the ore-bodies where grades tend to be lower, while the prior year’s higher grades were due to the contribution of the higher grade Porvenir Cuatro ore-body, which resulted in higher silver and gold production in 2015. Throughput was lower due to mine development being behind plan. The Company changed the mining contractor in January and changed the operations manager in May. Management expects to attain the planned level of production in the fourth quarter 2016. In Q1, 2016, the ore stockpile built up over the last six years was fully depleted resulting in 23,800 more tonnes processed than estimated in stockpile.

Guanaceví Operating Costs

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
Direct production costs per tonne increased by 18% in Q3, 2016 compared to Q3, 2015 due primarily to reduced mine output offset by a weaker Mexican peso. As mine development opens additional stopes, productivity will return to historical levels and costs metrics are expected fall. The higher direct costs per tonne along with lower ore grades resulted in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which rose 39% to $11.12 per oz of payable silver compared to $7.98 per oz in Q3, 2015. The lower throughput, lower ore grades and higher development expenditures resulted in higher all-in-sustaining costs (also a non-IFRS measure) which increased 69% to $21.53 per oz. As mine development opens additional stopes, productivity will return to historical levels and costs metrics are expected fall.

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
Direct production costs per tonne decreased by 5% in 2016 compared to 2015 due primarily to processing more stockpile tonnes than previously estimated and a weaker Mexican peso offset by productivity losses experienced in the second and third quarters. After adjusting for the additional stockpile tonnes, the Company estimates direct costs per tonne to be approximately $85 per tonne. The lower direct costs per tonne were offset by lower ore grades resulting in slightly higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which increased 22% to $9.93 per oz of payable silver compared to $8.12 per oz in 2015. The lower productivity, lower ore grades and higher development expenditures resulted in higher all-in-sustaining costs (also a non-IFRS measure) which increased 44% to $17.98 per oz. For the nine months ended September 30, 2016 the Guanaceví operation has invested $10.6 million, of which $9.2 million was for underground development to improve underground access with the expectation productivity will return to historical levels.

8

Bolañitos Operations

Production Results for the Three Months and Nine Months Ended September 30, 2016 and 2015

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2016	2015	% Change		2016	2015	% Change
132,686	109,124	22%	Ore tonnes processed	406,136	351,348	16%
76	105	(28%)	Average silver grade (g/t)	84	126	(33%)
78.8	81.7	(4%)	Silver recovery (%)	79.0	84.2	(6%)
255,350	300,988	(15%)	Total silver ounces produced	866,804	1,198,410	(28%)
245,136	288,908	(15%)	Payable silver ounces produced	832,132	1,148,612	(28%)
2.30	1.95	18%	Average gold grade (g/t)	2.34	2.03	15%
80.3	78.9	2%	Gold recovery (%)	81.1	82.0	(1%)
7,875	5,397	46%	Total gold ounces produced	24,794	18,800	32%
7,618	5,263	45%	Payable gold ounces produced	24,016	18,335	31%
845,975	678,778	25%	Silver equivalent ounces produced(1)	2,726,354	2,514,410	8%
(15.17)	7.68	(298%)	Cash costs per silver ounce(2)(3)	(9.13)	3.52	(359%)
(13.20)	15.55	(185%)	Total production costs per ounce(2)(4)	(4.68)	9.95	(147%)
(11.16)	14.40	(177%)	All in sustaining cost per ounce (2)(5)	(6.01)	10.46	(158%)
49.03	70.17	(30%)	Direct production costs per tonne(2)(6)	57.75	71.87	(20%)
8.07	11.00	(27%)	Silver co-product cash costs(7)	8.51	9.86	(14%)
564	805	(30%)	Gold co-product cash costs (7)	649	715	(9%)

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 16.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

The Bolañitos mine encompasses three operating silver-gold mines and a flotation plant and is located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following Endeavour’s acquisition in 2007, cash costs of production were as high as $32 per oz and the operation. Following the execution of management’s business strategy, cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tpd in 2007 to 1,600 tpd in 2012. In 2013, additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity whereas, in 2014, production reverted to the 1,600 tpd Bolañitos plant capacity. In 2015, Bolañitos reduced mine output to 1,000 tpd as underground resources focused on the development of the LL- Asunción ore-body. Since acquisition, the Bolañitos operation has produced over 12.5 million ounces of silver and over 205,000 ounces of gold. Bolañitos provides steady employment for 350 people and engages 220 contractors.

9

Bolañitos Production Results

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
Silver production at the Bolañitos mine was 255,350 oz during Q3, 2016, a decrease of 15% compared to 300,988 oz in Q3, 2015, and gold production was 7,875 oz, an increase of 46% compared to 5,397 oz in Q3, 2015. Plant throughput in Q3, 2016 was 132,686 tonnes at average grades of 76 gpt silver and 2.30 gpt gold, compared to 109,124 tonnes grading 105 gpt silver and 1.95 gpt gold in Q3, 2015. Silver production was down due to lower silver grades and recoveries offset by higher throughput, while gold production increased due to the higher throughput and higher gold grades. Bolañitos production came primarily from the LL-Asunción ore-body which has lower silver grades and higher gold grades compared to historical production from the Lucero ore-bodies. Additionally, the Bolañitos plant processed 47,067 tonnes of historical stockpile. The historical stockpile base was substantially larger than determined on acquisition of the property which resulted in low cost ore to supplement the mine output.

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
Silver production at the Bolañitos mine was 866,804 oz during 2016, a decrease of 28% compared to 1,198,410 oz in 2015, and gold production was 24,794 oz compared to 18,800 oz in 2015. Plant throughput in 2016 was 406,136 tonnes at average grades of 84 gpt silver and 2.34 gpt gold, compared to 351,348 tonnes grading 126 gpt silver and 2.03 gpt gold in 2015. Silver production was down due to lower silver grades and recoveries offset by higher throughput, while gold production increased due the higher throughput and higher gold grades. Bolañitos production came primarily from the LL-Asunción ore-body which has lower silver grades and higher gold grades compared to historical production from the Lucero ore-bodies. In 2015, plant throughput reduced gradually from its 1,600 tpd capacity in the first quarter 2015, down to 1,000 tpd by year-end 2015. The mine halted development and exploration expenditures at the end of 2015 as further development of the LL-Asunción ore-body and Plateros discovery would have provided insufficient returns based on the 2015 closing metal prices. The mine focused on extracting and processing the accessible to ore to maximize cash flow during the first half of 2015. During Q3, 2016, due to higher metal prices, the Company revised its operating plan to maintain mine output at 800 tpd with additional tonnage from historical stockpiles and elected to invest $1.7 million to develop the Plateros discovery and extend the mine life.

Bolañitos Operating Costs

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
In Q3, 2016, direct production costs per tonne fell 30% to $49.03 per tonne due to the weaker Mexican peso, reduced contractor activity and the processing of historical stockpiles carried at no value. Adjusting for the historical stockpile tonnes, the Company estimates direct costs per tonne to be approximately $62 per tonne. The lower costs per tonne resulted in significantly lower cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), falling to negative $15.17 per oz of payable silver compared to $7.68 per oz the same period in 2015. Similarly, all-in sustaining costs (also a non-IFRS measure) fell 177% to negative $11.16 per oz compared to $14.40 per oz in Q3, 2015, due to the lower costs per tonne and the reduced level of development and exploration activities.

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
In 2016, direct production costs per tonne fell 20% to $57.75 per tonne due to the weaker Mexican peso, reduced contractor activity, management focus on reducing costs and the processing of historical stockpile carried at no value. Adjusting for the historical stockpile tonnes, the Company estimates direct costs per tonne to be approximately $62 per tonne. The lower costs per tonne resulted in significantly lower cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), falling to negative $9.13 per oz of payable silver compared to $3.52 per oz over the same period in 2015. Similarly, all-in sustaining costs (also a non-IFRS measure) fell 158% to negative $6.01 per oz compared to $10.46 per oz in 2015, due to the lower costs per tonne and the suspension of development and exploration activities in the first nine months of 2016.

10

El Cubo Operations

Production Results for the Three Months and Nine Months Ended September 30, 2016 and 2015

Three Months Ended September 30			EL CUBO	Nine Months Ended September 30
2016	2015	% Change		2016	2015	% Change
140,866	184,285	(24%)	Ore tonnes processed	455,635	479,675	(5%)
128	124	3%	Average silver grade (g/t)	129	117	10%
84.0	88.7	(5%)	Silver recovery (%)	87.7	86.9	1%
486,911	652,002	(25%)	Total silver ounces produced	1,656,421	1,568,512	6%
467,434	625,933	(25%)	Payable silver ounces produced	1,590,164	1,504,508	6%
1.46	1.54	(5%)	Average gold grade (g/t)	1.46	1.51	(3%)
80.5	89.1	(10%)	Gold recovery (%)	79.9	86.5	(8%)
5,326	8,130	(34%)	Total gold ounces produced	17,083	20,142	(15%)
5,151	7,924	(35%)	Payable gold ounces produced	16,551	19,618	(16%)
886,361	1,221,102	(27%)	Silver equivalent ounces produced(1)	2,937,646	2,978,452	(1%)
9.16	8.48	8%	Cash costs per silver ounce(2)(3)	9.74	11.07	(12%)
9.99	17.36	(42%)	Total production costs per ounce(2)(4)	11.44	21.36	(46%)
11.60	18.47	(37%)	All in sustaining cost per ounce (2)(5)	11.94	23.16	(48%)
79.20	75.50	5%	Direct production costs per tonne(2)(6)	80.66	81.82	(1%)
12.98	11.16	16%	Silver co-product cash costs (7)	12.42	12.96	(4%)
908	817	11%	Gold co-product cash costs (7)	947	939	1%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

Endeavour’s third mine, El Cubo, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, by already having throughput of 1,100 tpd output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, the producing El Cubo silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400 tpd leach plant. Since acquisition, the El Cubo operation has produced over 6.6 million ounces of silver and over 85,000 ounces of gold. El Cubo currently employs 590 people and engages 150 contractors.

11

El Cubo Production Results

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
Silver production at the El Cubo mine was 486,911 ounces in Q3, 2016, a decrease of 25% compared to 652,002 oz in Q3, 2015 and gold production was 5,326 oz in Q3, 2016, a decrease of 34% compared to 8,130 oz in Q3, 2015. Plant throughput in Q3, 2016 was 140,866 tonnes at average grades of 128 gpt silver and 1.46 gpt gold, compared to 184,285 tonnes grading 124 gpt silver and 1.54 gpt gold in Q3, 2015. The lower throughput and silver recoveries resulted in lower silver production. The lower gold recoveries, grades and throughput resulted in lower gold production. The 2016 operational plan originally called for throughput to gradually reduce over the year down to care and maintenance by year-end, with efforts focused on extracting and processing the accessible to ore to maximize cash flow over the year. In July, 2016, the Company revised its operating plan to ramp throughput back up to 1500 tpd in the second half of 2016. The El Cubo mine was able to maintain 1,531 tpd in Q3, 2016 by mining non-modeled extensions of the Villapando and Santa Cecilia ore bodies.

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
Silver production at the El Cubo mine was 1,656,421 ounces in 2016, an increase of 6% compared to 1,568,512 oz in 2015 and gold production was 17,083 oz in 2016, a decrease of 15% compared to 20,142 oz in 2015. Plant throughput in 2016 was 455,635 tonnes at average grades of 129 gpt silver and 1.46 gpt gold, compared to 479,675 tonnes grading 117 gpt silver and 1.51 gpt gold in 2015. The higher silver grades, offset by lower throughput, resulted in higher silver production, while gold production was lower due to lower throughput, and gold grads. The 2016 operational plan originally called for throughput gradually reducing over the year down to care and maintenance by year-end, with efforts focused on extracting and processing the accessible to ore to maximize cash flow over the year. In July, 2016, the Company revised its operating plan to ramp throughput back up to 1500 tpd in the second half of 2016. The El Cubo mine was able to maintain 1,531 tpd tpd in Q3, 2016 by mining non-modeled extensions of the Villapando and Santa Cecilia ore bodies in Q3, 2016, while management expects the mine to achieve higher output than planned in Q4, 2016.

El Cubo Operating Costs

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
Direct production costs increased 5% compared to the same period in 2015. A 24% decrease in throughput increased costs on a per tonne basis, while management’s effort to reduce costs and the weaker Mexican peso resulted in special mining duty owed amounting to $5 per tonne of additional direct costs. The higher costs per tonne and lower recoveries increased cash costs net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) by 8% to $9.16 per oz of payable silver compared to $8.48 per oz in the same period in 2015. All-in sustaining costs decreased by 37% to $11.60 per oz compared to $18.48 per oz in Q3, 2015 due to the significant reduction of exploration and developments activities.

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
The reduced use of contractors, the weaker Mexican peso and management efforts to reduce costs were offset by lower throughput, development expensed in Q1, 2016 and special mining duty resulting in relatively flat direct costs per tonne. Higher silver grades and higher gold prices impacting the gold credit decreased cash costs net of byproduct credits (a non-IFRS measure and a standard of the Silver Institute) by 12% to $9.74 per oz of payable silver compared to $11.07 per oz over the same period in 2015. All-in sustaining costs decreased by 48% to $11.94 per oz compared to $23.16 per oz in 2015 due to higher silver grades and the suspension of exploration and developments activities part way through the first quarter.

Exploration Results
In January, the Company guided exploration expenditures totaling $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico, with a contingent budget to invest an additional $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing. Endeavour’s cash and working capital positions grew substantially during the first half of 2016 (See the Liquidity and Capital Resources section on page 27) due to higher metal prices, stronger cash flows, and two “At-the-Market” equity offerings.

12

In July, 2016, the Company approved the contingent budget, as well as additional expenditures for the newly acquired El Compas project, of which $6.7 million is budgeted for the second half of 2016. The Company now expects to spend $10.1 million on exploration this year including 29,400 metres of drilling, primarily at Terronera and secondarily at Guanaceví, El Cubo, El Compas and Guadalupe y Calvo. In addition to exploration work focused on growing the Company’s silver and gold resources, the budget includes acquisitions, engineering and permitting work pursuant to a pre-feasibility study for Terronera and a preliminary economic assessment for El Compas.

During the nine months ended September 30, 2016, the Company incurred expenditures of $5.1 million related to mapping, sampling, drilling and engineering. Of this amount $2.8 million was incurred at the Terronera project for drilling, mapping and engineering work. To date, 11,200 metres have been drilled continuing to define high grade, silver-gold mineralization within the Terronera vein system. Additionally mapping has extended the Terronera vein system over a seven square km area and identified nine additional veins in the northern half of the property. Sampling of the Terronera vein system confirmed that high-grade, low sulphidation epithermal silver-gold mineralization is present in many of the veins.

The remaining exploration expenditures were across the Company’s other properties including drilling at Guanaceví, El Cubo and the newly acquired El Compas project with assays of drill results expected in Q4, 2016. Additionally, mapping and surveying continued at Guadalupe y Calvo and the Chilean properties.

On May 27, 2016, the Company issued 2,147,239 common shares to Canarc Resource Corp (“Canarc”), a related party of the Company, and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”)..

The 3,990 hectare El Compas project in Zacatecas, Mexico consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty.

Minera Oro Silver also holds a five year operating lease, renewable for an additional five years, on a 500 tpd ore processing plant located in Zacatecas, Mexico for a total annual lease cost of MXN 1,632,000 (approximately $90,000), adjusted annually for inflation. The plant is currently not operational and will require capital investment to restore to an operational state. Preliminary capital investment estimates are $4.0 million to $6.0 million to recommence operations at the plant.

On September 13, 2016, the Company entered into a definitive agreement with Silver Standard Resources Inc. to acquire a 100% interest in Silver Standard’s Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico.

Pursuant to the Agreement, the Company paid $6.0 million in the Company’s common shares, being 1,198,083 common shares at $5.008 per share, representing the 10-day average closing price on the New York Stock Exchange (“NYSE”) prior to the date of the Agreement.

In addition, Endeavour has committed to spend $2.0 million on exploration on two of the properties (the San Patricio and La Palmilla properties) over the two-year period following the closing of the transaction. Upon completing this exploration expenditure, the Company will have one year to deliver a National Instrument 43-101 (“NI 43-101”) technical report, including a resource estimate, and issue an additional $200,000 in common shares to Silver Standard for each one million ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla properties, based on the 10-day average closing price of the Company’s common shares on the NYSE prior to the earlier of delivery of the NI 43-101 report and the third anniversary of the initial closing date under the Agreement. Silver Standard will also retain a 1% net smelter returns royalty on production from the San Patricio and La Palmilla properties.

13

Consolidated Financial Results

Three months ended September 30, 2016 (compared to the three months ended September 30, 2015)
For the three-month period ended September 30, 2016, the Company’s mine operating earnings were $15.2 million (Q3, 2015: $2.1 million) on sales of $42.1 million (Q3, 2015: $42.7 million) with cost of sales of $26.9 million (Q3, 2015: $40.7 million).

The Q3, 2016 operating earnings were $10.0 million (Q3, 2015: operating loss of $0.8 million) after exploration costs of $2.4 million (Q3, 2015: $1.1 million) and general and administrative costs of $2.8 million (Q3, 2015: $1.8 million).

Earnings before taxes in Q3, 2016 were $7.6 million (Q3, 2015: loss before taxes of $8.9 million) after finance costs of $0.3 million (Q3, 2015: $0.4 million), a foreign exchange loss of $1.7 million (Q3, 2015: $3.0 million) and a loss in investment and other income and expenses of $0.4 million (Q3, 2015: investment and other income of $0.1 million. The Company realized net earnings for the period of $5.6 million (Q3, 2015: net loss of $14.1 million) after an income tax expense of $2.0 million (Q3, 2015: $5.2 million).

Sales of $42.1 million in Q3, 2016 represented a 2% decrease over the $42.7 million in sales for the same period in 2015. There was a 35% decrease in silver oz sold and a 31% increase in the realized silver price resulting in a 15% decrease in silver sales, and there was a 3% decrease in gold oz sold and a 25% increase in the realized gold price resulting in a 22% increase in gold sales. During the period, the Company sold 1,200,467 oz silver and 14,228 oz gold, for realized prices of $19.16 and $1,340 per oz respectively, compared to sales of 1,844,556 oz silver and 14,599 oz gold, for realized prices of $14.67 and $1,074 per oz respectively, in the same period of 2015. The realized prices of silver and gold during the period were within 3% of the average silver and gold spot prices during the period of $19.61 per oz and $1,335 per oz, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization and forward contracts.

The Company increased its finished goods silver inventory to 212,215 oz and decreased its finished goods gold inventory to 832 oz at September 30, 2016 compared to 154,273 oz silver and 1,124 oz gold at June 30, 2016. The cost allocated to these finished goods was $3.5 million at September 30, 2016, compared to $3.1 million at June 30, 2016. As of September 30, 2016, the finished goods inventory fair market value was $5.2 million compared to $4.3 million at June 30, 2016.

Cost of sales for Q3, 2016 was $26.9 million, a decrease of 34% over the cost of sales of $40.7 million for the same period of 2015. The 34% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2015 that reduced the carrying value of the El Cubo and Bolañitos operations.

Exploration expenses increased in Q3, 2016 to $2.4 million from $1.1 million in the same period of 2015 based on increased exploration activity. General and administrative expenses increased to $2.8 million for the period compared to $1.8 million in the same period of 2015. As general and administrative expenses are largely incurred in Canadian dollars, the increased strength of the US dollar against the Canadian dollar was offset by an increase in the fair market value of directors’ deferred share units.

The Company recorded a foreign exchange loss of $1.7 million during the period compared to a loss of $3.0 million for the same period of 2015. The $1.8 million loss was primarily due to the strengthening of the US dollar against the Mexican peso and Canadian dollar during the period, which resulted in lower valuations on the Mexican peso and Canadian dollar cash and receivable amounts.

There was an income tax expense of $2.0 million during the period compared to an income tax expense of $5.2 million for the same period of 2015. The $2.0 million tax expense is comprised of $2.7 million in current income tax expense (Q3, 2015: $2.1 million) and $0.7 million in deferred income tax recovery (Q3, 2015 $3.1 million deferred income tax expense). The slight increase in the current income tax expense was primarily due to the impact of the lower operating costs for the Company, however, the El Cubo mine has unrecognized loss carryforwards used to offset profits generated. In 2015, the Company recognized a $5.2 million deferred income tax expense as a result of the falling Mexican peso, whereas in 2016 the fluctuations in the Mexican pesos has had minimal impact on a lower deferred income tax balance.

14

Nine months ended September 30, 2016 (compared to the nine months ended September 30, 2015)
For the nine-month period ended September 30, 2016, the Company’s mine operating earnings were $34.4 million (Q3, 2015: $18.0 million) on sales of $128.1 million (Q3, 2015: $141.6 million) with cost of sales of $93.7 million (Q3, 2015: $123.6 million).

Operating earnings were $20.9 million (Q3, 2015: $7.1 million) after exploration costs of $5.5 million (Q3, 2015: $4.7 million) and general and administrative costs of $8.0 million (Q3, 2015: $6.2 million).

Earnings before taxes for the first three quarters of 2016 were $16.4 million (Q3, 2015: loss before taxes of $2.3 million) after finance costs of $0.9 million (Q3, 2015: $1.1 million), a foreign exchange loss of $3.0 million (Q3, 2015: $4.3 million) and investment and other expenses of $0.6 million (Q3, 2015: investment and other income of $0.8 million). The Company realized net earnings for the period of $9.1 million (Q3, 2015: net loss of $13.7 million) after an income tax expense of $7.3 million (Q3, 2015: $11.4 million).

Sales of $128.1 million in the first three quarters of 2016 represented a 10% decrease over the $141.6 million for the same period in 2015. There was a 25% decrease in silver ounces sold and a 5% increase in the realized silver price resulting in a 22% decrease in silver sales, and there was a 1% increase in gold ounces sold and a 5% increase in realized gold prices resulting in a 12% increase in gold sales. During the period, the Company sold 4,205,575 oz silver and 44,847 oz gold, for realized prices of $16.80 and $1,281 per oz respectively, compared to sales of 5,619,126 oz silver and 44,195 oz gold, for realized prices of $16.05 and $1,163 per oz respectively, in the same period of 2015. The realized prices of silver and gold during the period were within 2% of the average silver and gold spot prices during the period of $17.13 per oz and $1,260 per oz, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization and forward contracts.

The Company decreased its finished goods silver inventory to 212,215 oz and increased its finished goods gold inventory to 832 oz at September 30, 2016 compared to 194,496 oz silver and 1,285 oz gold at December 31, 2015. The cost allocated to these finished goods was $3.5 million, compared to $3.4 million at December 31, 2015. As of September 30, 2016, the finished goods inventory fair value was $5.2 million compared to the fair value of $4.1 million at December 31, 2015.

Cost of sales for the first three quarters of 2016 was $93.7 million, a decrease of 24% over the cost of sales of $123.6 million for the same period of 2015. The 24% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2015 that reduced the carrying value of the El Cubo and Bolañitos operations.

Exploration expenses increased in 2016 to $5.5 million from $4.7 million in the same period of 2015 based on the timing of the exploration activities and the ramp up of exploration activities in Q3, 2016. General and administrative expenses increased to $8.0 million for the period compared to $6.2 million in the same period of 2015. As general and administrative expenses are largely incurred in Canadian dollars, the increased strength of the US dollar against the Canadian dollar was offset by an increase in the fair market value of director’s deferred share units.

The Company experienced a foreign exchange loss of $3.0 million during the period compared to a loss of $4.3 million for the same period of 2015. The $3.0 million loss was primarily due to the strengthening of the US dollar against the Mexican peso during the period, which resulted in lower valuations on the Mexican peso cash and receivable amounts.

There was an income tax expense of $7.3 million during the period compared to an income tax expense of $11.4 million for the same period of 2015. The $7.3 million tax expense was comprised of $7.6 million in current income tax expense (Q3, 2015: $6.2 million) and $0.3 million in deferred income tax recovery (Q3, 2015: $5.2 million). The slight increase in the current income tax expense was primarily due to the impact of the lower operating costs for the Company, however, the El Cubo mine has unrecognized loss carryforwards used to offset profits generated. In 2015, the Company recognized a $5.2 million deferred income tax expense as a result of the falling Mexican peso, where as in 2016 the fluctuations in the Mexican pesos has had minimal impact on a lower deferred income tax balance.

15

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Mine operating earnings	$15,233	$2,109	$34,396	$18,010
Share-based compensation	(208)	109	78	349
Amortization and depletion	2,761	9,768	12,059	29,604
Mine operating cash flow before taxes	$17,786	$11,986	$46,533	$47,963

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Cash from (used in) operating activities	$16,308	$4,039	$23,665	$27,388
Net changes in non-cash working capital	8,071	(747)	(1,425)	(2,188)
Operating cash flow before working capital adjustments	$8,237	$4,786	$25,090	$29,576

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Operating cash flow before working capital adjustments	$8,237	$4,786	$25,090	$29,576
Weighted average shares outstanding	125,277,591	101,976,901	114,426,580	101,976,901
Operating cash flow before WC changes per share	$0.07	$0.05	$0.22	$0.29

16

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Amortization and depletion

Adjusted EBITDA excluded the following additional items from EBITA

•	Share based compensation; and
•	Non-recurring write-downs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Net earnings (loss) for the period	$5,586	($14,079)	$9,114	($13,696)
Amortization and depletion – cost of sales	2,761	9,768	12,059	29,604
Amortization and depletion – exploration	10	19	41	64
Amortization and depletion – general & admin	63	62	167	156
Finance costs	345	370	926	1,037
Current income tax expense	2,732	2,095	7,623	6,225
Deferred income tax expense (recovery)	(693)	3,110	(337)	5,188
Earnings before interest, taxes, depletion and amortization	$10,804	$1,345	$29,593	$28,578
Share based compensation	775	735	2,636	2,329
Non-recurring write downs	-	4,785	-	4,785
Adjusted earnings before interest, taxes depletion and amortization	$11,579	$6,865	$32,229	$35,692

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

17

Expressed in thousands US dollars	Three Months Ended September 30, 2016				Three Months Ended September 30, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$7,271	$6,205	$10,557	$24,033	$9,060	$7,127	$14,260	$30,447
Royalties	93	76	78	247	179	43	82	304
Special mining duty (1)	(454)	334	738	618	40	166	-	206
Opening finished goods	(1,900)	(342)	(395)	(2,637)	(1,506)	(134)	(1,677)	(3,317)
Closing finished goods	2,641	232	179	3,052	1,050	455	1,249	2,754
Direct production costs	7,651	6,505	11,157	25,313	8,823	7,657	13,914	30,394
By-product gold sales	(1,431)	(10,566)	(7,068)	(19,065)	(2,187)	(4,976)	(8,523)	(15,686)
Opening gold inventory fair market value	292	852	341	1,485	467	90	994	1,551
Closing gold inventory fair market value	(442)	(510)	(148)	(1,100)	(248)	(552)	(1,075)	(1,875)
Cash costs net of by-product	6,070	(3,719)	4,282	6,633	6,855	2,219	5,310	14,384
Amortization and depletion	1,651	602	508	2,761	1,992	2,132	5,643	9,767
Stock-based compensation	(70)	(69)	(69)	(208)	37	36	36	109
Opening finished goods depletion	(341)	(57)	(50)	(448)	(356)	(50)	(536)	(942)
Closing finished goods depletion	416	8	1	425	188	156	412	756
Total production costs	$7,726	($3,235)	$4,672	$9,163	$8,716	$4,493	$10,865	$24,074

Throughput tonnes	82,059	132,686	140,866	355,611	111,469	109,124	184,285	404,878
Payable silver ounces	545,838	245,136	467,434	1,258,408	858,618	288,908	625,933	1,773,459

Cash costs per ounce	$11.12	($15.17)	$9.16	$5.27	$7.98	$7.68	$8.48	$8.11
Total production costs per oz	$14.15	($13.20)	$9.99	$7.28	$10.15	$15.55	$17.36	$13.57
Direct production costs per tonne	$93.24	$49.03	$79.20	$71.18	$79.15	$70.17	$75.50	$75.07

Expressed in thousands US dollars	Nine Months Ended September 30, 2016				Nine Months Ended September 30, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$21,612	$22,834	$36,406	$80,852	$29,711	$24,262	$38,834	$92,807
Royalties	288	217	227	732	405	182	208	795
Special mining duty (1)	(254)	789	738	1,273	1,019	794	-	1,813
Opening finished goods	(1,298)	(619)	(798)	(2,715)	(4,033)	(441)	(1,042)	(5,516)
Closing finished goods	2,641	232	179	3,052	1,050	455	1,249	2,754
Direct production costs	22,989	23,453	36,752	83,194	28,152	25,252	39,249	92,653
By-product gold sales	(4,794)	(31,008)	(21,667)	(57,469)	(7,629)	(21,381)	(22,389)	(51,399)
Opening gold inventory fair market value	337	471	557	1,365	1,262	726	865	2,853
Closing gold inventory fair market value	(442)	(510)	(148)	(1,100)	(248)	(552)	(1,075)	(1,875)
Cash costs net of by-product	18,090	(7,594)	15,494	25,990	21,537	4,045	16,650	42,232
Amortization and depletion	5,226	3,927	2,906	12,059	6,721	7,224	15,659	29,604
Stock-based compensation	26	26	26	78	117	116	116	349
Opening finished goods depletion	(203)	(261)	(242)	(706)	(635)	(115)	(698)	(1,448)
Closing finished goods depletion	416	8	1	425	188	156	412	756
Total production costs	$23,555	($3,894)	$18,185	$37,846	$27,928	$11,426	$32,139	$71,493

Throughput tonnes	279,591	406,136	455,635	1,141,362	326,392	351,348	479,675	1,157,415
Payable silver ounces	1,820,903	832,132	1,590,164	4,243,199	2,652,189	1,148,612	1,504,508	5,305,309

Cash costs per ounce	$9.93	($9.13)	$9.74	$6.13	$8.12	$3.52	$11.07	$7.96
Total production costs per oz	$12.94	($4.68)	$11.44	$8.92	$10.53	$9.95	$21.36	$13.48
Direct production costs per tonne	$82.22	$57.75	$80.66	$72.89	$86.25	$71.87	$81.82	$80.05

(1) Special mining duty is an EBITDA royalty tax in Mexico presented as a current income tax in accordance with IFRS.

18

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2016				Three Months Ended September 30, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$6,070	($3,719)	$4,282	$6,633	$6,855	$2,219	$5,310	$14,384
Operations stock based compensation	(70)	(69)	(69)	(208)	37	36	36	109
Corporate general and administrative	818	369	704	1,891	573	175	447	1,195
Corporate stock based compensation	377	170	325	873	268	88	200	556
Reclamation - amortization/accretion	6	5	10	21	5	3	18	26
Mine site expensed exploration	198	1	48	247	178	333	179	690
Capital expenditures sustaining	4,353	508	122	4,983	3,042	1,306	5,374	9,722
All In Sustaining Costs	$11,753	($2,735)	$5,422	$14,440	$10,958	$4,160	$11,564	$26,682
Growth exploration				0				1,154
Growth capital expenditures				474				487
All In Costs				$14,914				$28,323

Throughput tonnes	82,059	132,686	140,866	355,611	111,469	109,124	184,285	404,878
Payable silver ounces	545,838	245,136	467,434	1,258,408	858,618	288,908	625,933	1,773,459

Sustaining cost per ounce	$21.53	($11.16)	$11.60	$11.47	$12.75	$14.40	$18.47	$15.05
All In costs per ounce				$11.85				$15.97

Expressed in thousands US dollars	Nine Months Ended September 30, 2016				Nine Months Ended September 30, 2015
	Guanacev	i Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$18,090	($7,594)	$15,494	$25,990	$21,537	$4,045	$16,650	$42,232
Operations stock based compensation	26	26	26	78	117	116	116	349
Corporate general and administrative	2,395	1,095	2,092	5,582	2,148	930	1,218	4,296
Corporate stock based compensation	970	443	847	2,261	881	382	500	1,763
Reclamation - amortization/accretion	20	13	30	63	15	9	55	79
Mine site expensed exploration	631	140	375	1,146	764	1,103	1,073	2,940
Capital expenditures sustaining	10,613	872	128	11,613	7,645	5,424	15,235	28,304
All In Sustaining Costs	$32,746	($5,005)	$18,992	$46,733	$33,107	$12,009	$34,847	$79,963
Growth exploration				2,117				1,722
Growth capital expenditures				960				679
All In Costs				$49,810				$82,364

Throughput tonnes	279,591	406,136	455,635	1,141,362	326,392	351,348	479,675	1,157,415
Payable silver ounces	1,820,903	832,132	1,590,164	4,243,199	2,652,189	1,148,612	1,504,508	5,305,309

Sustaining cost per ounce	$17.98	($6.01)	$11.94	$11.01	$12.48	$10.46	$23.16	$15.07
All In costs per ounce				$11.74				$15.52

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

19

Expressed in thousands US dollars	Three Months Ended September 30, 2016				Three Months Ended September 30, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$7,271	$6,205	$10,557	$24,033	$9,060	$7,127	$14,260	$30,447
Royalties	93	76	78	247	179	43	82	304
Special mining duty (1)	(454)	334	738	618	40	166	-	206
Opening finished goods	(1,900)	(342)	(395)	(2,637)	(1,506)	(134)	(1,677)	(3,317)
Closing finished goods	2,641	232	179	3,052	1,050	455	1,249	2,754
Direct production costs	7,651	6,505	11,157	25,313	8,823	7,657	13,914	30,394

Silver production	542,385	255,350	486,911	1,284,646	867,292	300,988	652,002	1,820,282
Average realized silver price	19.16	19.16	19.16	19.16	14.67	14.67	14.67	14.67
Silver value	10,392,097	4,892,506	9,329,215	24,613,817	12,723,174	4,415,494	9,564,869	26,703,537

Gold production	1,163	7,875	5,326	14,364	1,792	5,397	8,130	15,319
Average realized gold price	1,340	1,340	1,340	1,340	1,074	1,074	1,074	1,074
Gold value	1,558,420	10,552,500	7,136,840	19,247,760	1,924,608	5,796,378	8,731,620	16,452,606

Total metal value	11,950,517	15,445,006	16,466,055	43,861,577	14,647,782	10,211,872	18,296,489	43,156,143
Pro-rated silver costs	87%	32%	57%	56%	87%	43%	52%	62%
Pro-rated gold costs	13%	68%	43%	44%	13%	57%	48%	38%

Silver co-product cash costs	$12.27	$8.07	$12.98	$11.06	$8.84	$11.00	$11.16	$10.33
Gold co-product cash costs	$858	$564	$908	$773	$647	$805	$817	$756

Expressed in thousands US dollars	Nine Months Ended September 30, 2016				Nine Months Ended September 30, 2015
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$21,612	$22,834	$36,406	$80,852	$29,711	$24,262	$38,834	$92,807
Royalties	288	217	227	732	405	182	208	795
Special mining duty (1)	(254)	789	738	1,273	1,019	794	-	1,813
Opening finished goods	(1,298)	(619)	(798)	(2,715)	(4,033)	(441)	(1,042)	(5,516)
Finished goods NRV adjustment	-	-	-	-	-	-	-	-
Closing finished goods	2,641	232	179	3,052	1,050	455	1,249	2,754
Direct production costs	22,989	23,453	36,752	83,194	28,152	25,252	39,249	92,653

Silver production	1,823,337	866,804	1,656,421	4,346,562	2,678,979	1,198,410	1,568,512	5,445,901
Average realized silver price	16.80	16.80	16.80	16.80	16.05	16.05	16.05	16.05
Silver value	30,632,062	14,562,307	27,827,873	73,022,242	42,997,613	19,234,481	25,174,618	87,406,711

Gold production	4,096	24,794	17,083	45,973	5,615	18,800	20,142	44,557
Average realized gold price	1,281	1,281	1,281	1,281	1,163	1,163	1,163	1,163
Gold value	5,246,976	31,761,114	21,883,323	58,891,413	6,530,245	21,864,400	23,425,146	51,819,791

Total metal value	35,879,038	46,323,421	49,711,196	131,913,655	49,527,858	41,098,881	48,599,764	139,226,502
Pro-rated silver costs	85%	31%	56%	55%	87%	47%	52%	63%
Pro-rated gold costs	15%	69%	44%	45%	13%	53%	48%	37%

Silver co-product cash costs	$10.76	$8.51	$12.42	$10.60	$9.12	$9.86	$12.96	$10.68
Gold co-product cash costs	$821	$649	$947	$808	$661	$715	$939	$774

(1) Special mining duty is an EBITDA royalty tax in Mexico presented as a current income tax in accordance with IFRS.

20

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2016			2015				2014
Quarterly Results	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$42,066	$44,510	$41,541	$41,991	$42,737	$47,719	$51,109	$48,677
Direct cost	24,033	26,975	29,844	32,033	30,447	31,091	31,269	34,400
Royalties	247	276	209	237	304	243	248	359
Mine operating cash flow	17,786	17,259	11,488	9,721	11,986	16,385	19,592	13,918
Share-based compensation	(208)	230	56	83	109	167	73	110
Amortization and depletion	2,761	4,144	5,154	10,674	9,768	9,382	10,454	11,144
Write down on inventory	-	-	-	234	-	-	-	363
Mine operating earnings (loss)	$15,233	$12,885	$6,278	($1,270)	$2,109	$6,836	$9,065	$2,301

Net earnings (loss)	$5,586	$1,699	$1,829	(136,245)	(14,079)	($974)	$1,357	($66,895)
Impairment charge, net of tax	-	-	-	134,000	-	-	-	55,858
Write down of marketable securities	-	-	-	-	4,785	-	-
Adjusted earnings (loss)	$5,586	$1,699	$1,829	(2,245)	(9,294)	($974)	$1,357	($11,037)

Basic earnings (loss) per share	$0.04	$0.01	$0.02	($1.33)	($0.14)	($0.01)	$0.01	($0.67)
Diluted earnings (loss) per share	$0.04	$0.01	$0.02	($1.33)	($0.14)	($0.01)	$0.01	($0.67)
Weighted shares outstanding	125,277,591	3,236,504	11104,646,404	102,054,670	101,976,901	101,976,901	101,976,901	101,881,133

Net earnings (loss)	$5,586	$1,699	$1,829	($136,245)	($14,079)	($974)	$1,357	($66,895)
Amortization and depletion	2,834	4,211	5,222	10,775	9,849	9,457	10,518	11,257
Finance costs	345	294	287	331	370	354	313	321
Current income tax	2,732	3,480	1,411	628	2,095	954	3,176	14,865
Deferred income tax	(693)	459	(103)	(4,014)	3,110	1,075	1,003	(34,870)
Impairment charges	-	-	-	134,000	-	-	-	83,000
EBITDA	$10,804	$10,143	$8,646	$5,475	$1,345	$10,866	$16,367	$7,678

21

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	355,611	377,198	408,553	408,092	404,878	371,745	380,792	374,212
Guanaceví	82,059	98,756	98,776	105,039	111,469	108,817	106,106	102,375
Bolañitos	132,686	136,322	137,128	103,878	109,124	106,148	136,076	145,408
El Cubo	140,866	142,120	172,649	199,175	184,285	156,780	138,610	126,429
Silver ounces	1,284,646	1,551,851	1,510,065	1,732,765	1,820,282	1,805,569	1,820,050	2,009,172
Guanaceví	542,385	629,221	651,731	761,769	867,292	958,581	853,106	1,024,762
Bolañitos	255,350	276,885	334,569	251,363	300,988	376,305	521,117	611,271
El Cubo	486,911	645,745	523,765	719,633	652,002	470,683	445,827	373,139
Silver grade	133	148	137	156	163	180	174	191
Guanaceví	235	232	249	269	285	325	300	358
Bolañitos	76	80	94	90	105	131	139	148
El Cubo	128	156	108	131	124	112	113	106
Silver recovery	84.3	86.2	83.7	84.6	85.7	84.0	85.2	87.3
Guanaceví	87.5	85.4	82.4	83.9	84.9	84.3	83.4	87.0
Bolañitos	78.8	79.0	80.7	83.6	81.7	84.2	85.7	88.3
El Cubo	84.0	90.6	87.4	85.8	88.7	83.4	88.5	86.6
Gold ounces	14,364	15,649	15,960	15,433	15,319	13,430	15,808	15,127
Guanaceví	1,163	1,365	1,568	1,775	1,792	1,946	1,877	2,085
Bolañitos	7,875	8,470	8,449	5,166	5,397	4,982	8,421	7,900
El Cubo	5,326	5,814	5,943	8,492	8,130	6,502	5,510	5,142
Gold grade	1.55	1.58	1.50	1.40	1.39	1.32	1.53	1.49
Guanaceví	0.51	0.49	0.56	0.61	0.58	0.64	0.63	0.70
Bolañitos	2.30	2.38	2.33	1.88	1.95	1.72	2.30	2.03
El Cubo	1.46	1.56	1.38	1.57	1.54	1.51	1.46	1.51
Gold recovery	80.8	81.9	81.0	83.9	84.9	85.4	84.5	84.4
Guanaceví	86.4	87.7	88.5	86.2	86.2	86.9	87.3	90.1
Bolañitos	80.3	81.2	82.2	82.3	78.9	84.9	83.7	83.2
El Cubo	80.5	81.6	77.6	84.5	89.1	85.4	84.7	83.8
Cash costs per oz	$5.27	$5.37	$7.63	$9.76	$8.11	$8.60	$7.17	$8.33
Guanaceví	$11.12	$10.82	$8.09	$10.57	$7.98	$8.14	$8.23	$7.28
Bolañitos	($15.17)	($7.08)	($6.20)	$8.09	$7.68	$4.82	$0.17	$5.64
El Cubo	$9.16	$5.21	$15.87	$9.45	$8.48	$12.59	$13.24	$15.73
Total cost per oz(1)	$7.28	$8.30	$10.95	$16.11	$13.57	$13.88	$12.97	$14.36
Guanaceví	$14.15	$13.87	$11.01	$13.06	$10.15	$10.31	$11.16	$8.77
Bolañitos	($13.20)	($1.67)	($0.67)	$17.94	$15.55	$11.16	$5.81	$12.74
El Cubo	$9.99	$6.97	$18.29	$18.80	$17.36	$23.55	$24.92	$33.02
AISC per oz	$11.47	$10.53	$11.12	$17.33	$15.05	$16.86	$13.32	$15.37
Guanaceví	$21.53	$20.11	$12.95	$14.67	$12.76	$13.41	$11.16	$11.89
Bolañitos	($11.16)	($4.25)	($3.55)	$18.15	$14.40	$13.80	$5.74	$9.44
El Cubo	$11.60	$7.20	$18.11	$19.96	$18.48	$26.56	$26.44	$35.05
Costs per tonne	$71.18	$73.01	$74.26	$80.39	$75.07	$82.80	$82.67	$89.63
Guanaceví	$93.24	$83.38	$71.92	$93.59	$79.15	$92.48	$87.34	$96.91
Bolañitos	$49.03	$63.94	$60.03	$72.31	$70.17	$70.89	$74.00	$83.58
El Cubo	$79.20	$74.51	$86.91	$77.65	$75.50	$84.14	$87.61	$90.70

(1) Total Production Cost per ounce

22

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determ mining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During the first three quarters of 2016, the average price of silver was $17.13 per ounce, with silver trading between a range of $13.58 and $20.71 per ounce based on the London Fix silver price. This compares to an average of $15.99 per ounce during the first three quarters of 2015, with a low of $14.27 and a high of $18.23 per ounce. During the first three quarters of 2016, the Company realized an average price of $16.80 per silver ounce compared with $16.05 for the corresponding period in 2015.

During the first three quarters of 2016, the average price of gold was $1,260 per ounce, with gold trading between a range of $1,077 and $1,366 per ounce based on the London Fix PM gold price. Thiis compares to an average of $1,178 per ounce during the first three quarters of 2015, with a low of $1,081 and a high of $1,296 per ounce. During 2016, the Company realized an average price of $1,281 per ounce compared with $1,163 for the corresponding period in 2015.

During 2015, the average price of silver was $15.68 per ounce, with silver trading between a range of $13.71 and $18.23 per ounce based on the London Fix silver price. This compares to an average of $19.08 per ounce during 2014, with a low of $15.28 and a high of $22.05 per ounce. During 2015, the Company realized an average price of $15.79 per ounce compared with $18.76 for 2014.

During 2015, the average price of gold was $1,159 per ounce, with gold trading between a range of $1,049 and $1,296 per ounce based on the London Fix PM gold price. This compares to an average of $1,266 per ounce during 2014, with a low of $1,142 and a high of $1,385 per ounce. During 2015, the Co ompany realized an average price of $1,148 per ounce compared with $1,273 for 2014.

23

The major influences on precious metals prices from Q3, 2014 to January 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led d to the reduction of the US Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past two years. Since February 2016, supply concerns, prevailing low to negative interest rates and uncertainty in the Eurozone since the Brexit vote led to renewed investment demand in precious metals.

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and a portion of capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these currencies strengthen.

During the first three quarters of 2016 the Mexican peso continued to depreciate with significant volatility against the US dollar. During 2016, the average foreign exchange rate was $18.28 Mexican pesos per US dollar, with the peso trading within a range of $17.17 to $19.82. This compares to an av verage of $15.56 during the first three quarters of 2015, with a range of $14.52 to $15.71 Mexican pesos per U.S. dollar.

During 2015, the Mexican peso continued to depreciate against the US dollar with volatility increasing late in the year. The average foreign exchange rate was $15.86 Mexican Pesos per US dollar, with the peso trading within a range of $14.52 and $17.39. This compared to an average of $13.300 during 2014, with a range of $12.84 and $14.78 Mexican peso per US dollar.

During the first three quarters of 2016, the Canadian dollar initially depreciate relative to the US dollar, however rebounded in the middle of the second quarter and traded relatively flat through the third quarter. During 2016, the average foreign exchange rate was $1.3219 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.2533 and $1.4602. This compares to an average of $1.258 during the first three quarters of 2015, within a range of $1.160 and $1.341 Canadian dollar per U.S. dollar.

During 2015, the Canadian dollar depreciated relative to the US dollar. During 2015, the average foreign exchange rate was $1.2774 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.1599 and $1.3955. This compares to an average of $1.1041 during 2014, with a range of $1.0627 and $1.1643 US dollar per Canadian dollar.

24

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditure es. Underground mining is labour intensive and approximately 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity. Over the past eight t quarters, the Company has benefitted from its continuous improvement programs, a depreciating Mexican peso, reduction of contractors and a decrease e in cost pressures as metal prices fell.

25

2016 Outlook

Production

In January, the Company publicly guided silver production of 4.9 to 5.3 million oz and gold production of 40,000 to 43,000 oz for fiscal 2016. The projected decrease in production compared to 2015 was due to the Company’s focus on minimizing all-in sustaining costs and improving after-tax free cash flow rather than maintaining metal output. Since January, rising precious metal prices, stronger cash flows and two successful equity offerings prompted the Company to revises its capital and exploration budgets in the second half of 2016 and as well as its production guidance. In July 2016, management raised its guidance for silver production of 5.5 to 6.0 million oz and gold production of 49,000 to 54,000 oz in fiscal 2016.

At Guanaceví, plant throughput averaged 1,020 tpd during the first nine months of 2016. The mine has lagged behind plan as the mining contractor focused on accelerating mine development and company personnel focused on improving underground services, including power, dewatering and ventilation. In July, management announced production would likely meet the low end of the range of the January 2016 production guidance and revised its production range lower to 2.9 to 3.1 million oz of silver and and 6,000 to 7,000 oz of gold. Management expects throughput to improve in the fourth quarter, however Guanaceví is behind plan for the year.

At Bolañitos, throughput averaged 1,482 tpd during the first nine months of 2016, exceeding plan as mining at LL- Asunción uncovered new extensions of the ore-body beyond the resource blocks and around historic mine workings, while additional tonnes were also processed from historical stockpiles. In July, management revised the 2016 production guidance higher ranging from 0.9 million to 1 million oz silver and 24,000 to 26,000 oz gold, with throughput still expected to decline to 800 tpd as originally guided. The Bolañitos mine is significantly ahead of production guidance for the year.

At El Cubo, throughput was above plan during the first nine months of 2016 at 1,663 tpd as management elected to continue with mine development in ore. In July 2016, the Company made a decision not to ramp down production to care and maintenance by year-end as originally guided. The mine was able to maintain 1,500 tpd in Q3, 2016 as development opened up new areas for mining at the Santa Cecilia mine and extended mining along the Villapando discovery. Management expects production to be maintained at 1,500 tpd in the fourth quarter. In July, management revised the 2016 production guidance higher to 1.7 million to 1.9 million silver ounces and 19,000-21,000 gold ounces. The El Cubo mine is significantly ahead of production guidance for the year.

2016 Production Guidance (as revised in July 2016)

Mine Production	Ag (M oz)	Au (K oz)	Tonnes/Day (tpd)
Guanaceví	2.9-3.1	6.0-7.0	1,100-1,300
Bolañitos	0.9-1.0	24.0-26.0	800-1,500
El Cubo	1.7-1.9	19.0-21.0	1,000-2,000
Total	5.5-6.0	49.0-54.0	2,900-4,800

Operating Costs

Consolidated cash costs of production, net of gold by-product credits, were guided to be $8-9 per oz of silver in 2016, slightly higher than the 2015 cash costs due to the lower value of the gold credit assumption. Consolidated cash costs on a co-product basis are anticipated to be $10.50 -$11.50 per oz silver and $800-$850 per oz gold. Costs have been significantly lower than expected due to the additional throughput, depreciating peso and gold credit. Management expects costs on a per ounce basis to be slightly higher in the fourth quarter of the year, but on an annual basis will be significantly lower than guidance.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, were guided to be $12-13 per oz of silver in 2016, substantially lower than 2015 due to the lower Mexican peso to U.S. dollar exchange rate and improved operating costs on a per ounce basis. When non-cash items such as stock-based compensation are excluded, AISC, net of gold by-product credits, was forecast in the $11.50 -$12.50 range. Management expects AISC to increase in the fourth quarter with the increase in mine development and exploration expenditures, but on an annual basis will be lower than guidance.

26

Direct operating costs were guided to be in the $77-81 per tonne range for the year. The direct operating costs have averaged $72.89 for the nine months ended September 30, 2016 and on an annual basis will be lower than guidance.

Capital Investments
In January, the Company guided capital expenditures totaling $11.3 million in 2016, primarily for mine development at Guanaceví, in order to access reserves for mining and replace reserves by converting measured and indicated resources. A contingent budget was also prepared to invest $4.5 million on additional mine development at Guanaceví, subject to financing plus small capital investments at Bolañitos and El Cubo subject to higher metal prices. In July 2016, the Company revised its 2016 capital investment guidance as follows:

At Guanaceví, the Company is initiating a $2.8 million capital investment program in Q4, 2016, as part of a three-year, $8.4 million capital investment for mine development and ramp down into the Santa Cruz Sur ore-body. This investment will provide access to an indicated resource of over 650,000 tonnes grading 250 g/t silver and 0.70 g/t gold. The currently defined ore-body is open to the south and at depth.

At Bolañitos, the Company commenced a $1.7 million capital investment in Q3, 2016 to develop the Plateros orebody located 50 metres from the existing LL-Ascunción mine workings. The development will access an indicated resource of over 130,000 tonnes grading 116 g/t silver and 1.61 g/t gold, still open at depth. Underground drilling is planned to continue exploring the mineralized zone once underground access is available.

At El Cubo, the Company commenced a $1.6 million ore development program in Q3, 2016 to extend the V- Asunción ramp an additional 1.6 km in order to access an indicated resource of more than 300,000 tonnes grading 141 g/t silver and 1.55 g/t gold. The V- Asunción orebody extends well south of the current mine plan but further evaluation work is needed before Endeavour can commit to any additional development.

2016 Capital Program
Guanaceví	$14.1 million
Bolañitos	$1.7 million
El Cubo	$1.6 million
Total	$17.4 million

Exploration Expenditures
In January, the Company guided exploration expenditures totaling $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico, with a contingent budget to invest an additional $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing. Endeavour’s cash and working capital positions grew substantially during the first half of 2016 due to higher metal prices, stronger cash flows, and the “At-The-Market” equity offerings.

In July, the Company approved the contingent budget, as well as additional expenditures for the newly acquired El Compas project, of which $6.7 million is budgeted for the second half of 2016. The Company now expects to spend $10.1 million on exploration this year including 29,400 metres of drilling, primarily at Terronera and secondarily at Guanaceví, El Cubo, El Compas and Guadalupe y Calvo. In addition to exploration work focused on growing the Company’s silver and gold resources, the budget includes acquisitions, engineering and permitting work pursuant to a pre-feasibility study for Terronera and a preliminary economic assessment for El Compas.

27

Project	H2 2016 Activity	Drill Meters	Expenditures (millions)
Terronera	PFS, Drilling, Permitting	9,000	$3.4
Guanaceví	Drilling	6,400	$1.3
El Compas	PEA, Drilling, Infrastructure	3,000	$2.0
Guadalupe	Drilling	3,000	$0.6
El Cubo	Drilling	2,000	$0.3
Various	Mapping, Permitting	-	$0.4
Total		23,400	$8.0

Subsequent to quarter end, the board authorized capital expenditures in excess of the approved 2016 capital budget in order to sustain production levels into 2017. Depending on timing, 2016 planned capital expenditures could rise to $22.5 million compared to the $18.7 million capital budget to ensure equipment is sourced in time for needs in 2017. The additional $3.8 million includes $1.8 million at Guanaceví for mobile equipment, underground equipment and various capital items, $1.1 million at Bolañitos for mobile equipment and plant spares, and $1.0 million at El Cubo to overhaul and replace mine equipment.

Liquidity and Capital Resources

Cash and cash equivalents significantly increased from $20.4 million at December 31, 2015 to $83.2 million at September 30, 2016, while the amount drawn on the credit facility decreased by $10.5 million to $11.5 million. The Company had working capital of $91.9 million at September 30, 2016 (December 31, 2015 - $17.3 million). The $74.6 million increase in working capital was primarily due to $55.4 million gross proceeds from equity offerings, $10.5 million from proceeds of exercised stock options with the remainder primarily generated from operating activities, offset by re-investment into the long term future of the mines and repayment of the credit facility.

Operating activities generated cash of $23.7 million during the first three quarters of 2016 compared to generating $27.4 million during the same period in 2015. The significant non-cash adjustments to the net income of $9.1 million in 2016 were amortization and depletion of $12.3 million, share-based compensation of $2.6 million, finance costs of $0.9 million, and a change in non-cash working capital of $1.4 million. The change in non-cash working capital was primarily due to payment of income taxes and special mining duty, a decrease in accounts payable, offset by a drawdown of stockpiles and bullion held.

Investing activities during the 2016 period used $12.1 million compared to $27.3 million in the same period of 2015. The investments in 2016 primarily relate to mine development at Guanaceví, offset by proceeds on the sale of available for sale assets and a return of a long term deposit. In 2015, the Company invested similarly at each operation.

Capital spending totalled $12.7 million in property, plant and equipment during 2016. $10.6 million was invested at Guanaceví, with $9.2 million spent on 7.0 kilometres of mine development and $0.1 million spent on the tailings dam and $1.3 million spent on various equipment. At Bolañitos, the Company invested $0.9 million, with $0.5 million spent on 0.7 kilometres of mine development, $0.4 million on tailings expansion and various equipment. At El Cubo, the Company invested $0.2 million on various items. The Company did complete 0.6 kilometres of development in ore that was expensed as incurred. The Company spent $1.0 million on capitalized exploration, concession taxes and corporate equipment.

On May 27, 2016, the Company issued 2,147,239 common shares to Canarc and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver. The 3,990 hectare El Compas project located in Zacatecas, Mexico consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty. Minera Oro Silver also holds a five year operating lease, renewable for an additional five years, on a 500 tpd ore processing plant located in Zacatecas, Mexico for a total annual lease cost of MXN 1.6 million (approximately $90 thousand), adjusted annually for inflation.

28

On September 13, 2016, the Company entered into a definitive agreement with Silver Standard Resources Inc. to acquire a 100% interest in Silver Standard’s Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico.

Subsequent to quarter end, the Company paid $6.0 million in the Company’s common shares, being 1,198,083 common shares at $5.008 per share, representing the 10-day average closing price on the New York Stock Exchange (“NYSE”) prior to the date of the Agreement.

Financing activities during 2016 increased cash by $51.9 million, compared to reducing cash by $7.9 million during the same period in 2015. During 2016 the Company paid $10.5 million to reduce its credit facility, paid $0.6 million in interest, paid debt re-structuring costs of $0.5 million, reduced its finance lease obligation by $0.5 million, received proceeds of $10.5 million from exercised stock options and raised gross proceeds through at-the-market offerings of $55.4 million reduced by $1.9 million in share issue costs. By comparison, during 2015, the Company paid $0.7 million in interest, reduced its credit facility by $7.0 million and reduced its finance lease obligation by $0.2 million.

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provided the Company with the ability to conduct an “At-the-Market” offering through an “At-the-Market” facility (“ATM”) equity distribution agreement.

On November 25, 2015, the Company entered into an ATM facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$16.5 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under this ATM facility. A prospectus supplement to the Base Shelf was filed on November 25, 2015 to qualify the shares to be sold under the ATM facility up to a maximum of $16.5 million. During the year ended December 31, 2015, the Company issued 799,569 common shares under the ATM facility at an average price of $1.43 per share for net proceeds of $1.1 million.

During 2016, the Company completed this ATM facility issuing 7,218,125 common shares at an average price of $2.13 per share for proceeds of $14.9 million, net of commission. Under this ATM Facility the Company issued a total of 8,017,694 shares for net proceeds of $16.0 million. The common shares were issued in at-the-market distributions on the New York Stock Exchange pursuant to the effective registration statement on Form F-10, which registers the offer and sale of the common shares under the ATM facility.

In May 2016, the Company filed a short form base shelf prospectus that qualifies the distribution of up to CAN $175 million common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be ATM distributions.

On May 5, 2016, the Company entered into a second ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$40.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. From launch to the period ended September 30, 2016, the Company had 10,245,347 common shares issued under the ATM facility at an average price of $3.90 per share for proceeds of $38.9 million, net of commission.

During the nine months ended September 30, 2016, the Company also recognized $843,000 of additional transaction costs, related to the two ATM financings, as share issuance costs.

29

The Company believes operating cash flow and existing working capital will be sufficient to cover 2016 capital requirements and commitments. See the 2016 Outlook section on page 26 for further discussion.

As at September 30, 2016 the Company’s issued share capital was $444.4 million, representing 125,882,181 common shares (December 31, 2015: $368.9 million representing 102,776,470 common shares).

As at September 30, 2016, the Company had options outstanding to purchase 4,462,050 common shares with a weighted average exercise price of CAN $3.93.

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) to convert the remaining outstanding balance under the existing revolving credit facility into a two year facility amortized quarterly and maturing on December 31, 2017. The Amended Facility came into effect April 1, 2016 on completion of precedent conditions. The Amended Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Amended Facility is be 4.5% over LIBOR and the Company agreed to pay a fee of $300,000 upon signing. The Facility and subsequent Amended Facility are subject to the same qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation.

At September 30, 2016, the Company had $10.5 million outstanding on the Amended Facility. (December 31, 2015 -$22 million).

Facility Financial Covenants	Facility Financial Requirements	Sep 30, 2016	Dec 31, 2015
Leverage ratio	< 3.00:1	0.30	0.53
Interest service coverage ratio	> 4.00:1	52	42
Tangible net worth (000's)	>45,900	132,851	51,020

Contingencies
Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN$123 million assessment, which includes interest and penalties by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN $53.4 million (~USD $2.9 million) on the MXN $46.5 million estimated tax assessment.

Included in the Company’s consolidated financial statements, are net assets of $240,000, including $42,000 in cash, of MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240,000. The Company is currently assessing MSCG’s settlement options with the authorities.

30

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at September 30, 2016, there was a $1 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

Capital Requirements

In January, the Company guided capital expenditures totaling $11.3 million in 2016, primarily for mine development at Guanaceví, in order to access reserves for mining and replace reserves by converting measured and indicated resources. A contingent budget was also prepared to invest $4.5 million on additional mine development at Guanaceví, subject to financing plus small capital investments at Bolañitos and El Cubo subject to higher metal prices. The Company revised its 2016 capital investment guidance as follows:

	Original Capital	Updated Capital
Guanaceví	$11.3 million	$14.1 million
Bolañitos	-	$1.7 million
El Cubo	-	$1.6 million
Total	$11.3 million	$17.4 million

At Guanaceví, the Company is initiating a $2.8 million capital investment program in Q4, 2016, as part of a three-year, $8.4 million capital investment for mine development and ramp down into the Santa Cruz Sur ore-body. This investment will provide access to an indicated resource of over 650,000 tonnes grading 250 g/t silver and 0.70 g/t gold. The currently defined ore-body is open to the south and at depth.

At Bolañitos, the Company commnenced a $1.7 million capital investment in Q3, 2016 to develop the Plateros orebody located 50 metres from the existing LL- Ascunción mine workings. The development will access an indicated resource of over 130,000 tonnes grading 116 g/t silver and 1.61 g/t gold, still open at depth. Underground drilling is planned to continue exploring the mineralized zone once underground access is available.

At El Cubo, the Company commenced a $1.6 million ore development program in Q3, 2016 to extend the V- Asunción ramp an additional 1.6 km in order to access an indicated resource of more than 300,000 tonnes grading 141 g/t silver and 1.55 g/t gold. The V- Asunción orebody extends well south of the current mine plan but further evaluation work is needed before Endeavour can commit to any additional development.

Capital spending totalled $12.7 million in property, plant and equipment during 2016. $10.6 million was invested at Guanaceví, with $9.2 million spent on 7.0 kilometres of mine development and $0.1 million spent on the tailings dam and $1.3 million spent on various equipment. At Bolañitos, the Company invested $0.9 million, with $0.5 million spent on 0.7 kilometres of mine development, $0.4 million on tailings expansion and various equipment. At El Cubo, the Company invested $0.2 million on various items. At El Cubo, the Company did complete 0.6 kilometres of development in ore that was expensed as incurred. The Company spent $1.0 million on capitalized exploration, concession taxes and corporate equipment.

The Company has sufficient funds on hand to meet its current and foreseeable capital requirements.

31

Contractual Obligations

The Company had the following contractual obligations at September 30, 2016:

Payments due by period (in thousands of dollars)
Contractual Obligations					More than 5
	Total	Less than 1 year	1 - 3 years	3 - 5 years	years
Capital Assets purchases	$-	$-	$-	$-	$-
Finance lease obligation	276	276	-	-	-
Operating lease	183	183	-	-	-
Revolving credit facility	11,500	10,000	1,500
Other Long-Term Liabilities	7,825	-	7,576	249	-
Total	$19,784	$10,459	$9,076	$249	$-

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. (“Canarc”) and Aztec Metals Corp., which are related party companies by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The charges for these costs totaled $33,000 for the nine months ended September 30, 2016 (September 30, 2015 - $33,000). The Company had a $3,000 net receivable related to administration costs outstanding as at September 30, 2016 (December 31, 2015 – $111,000).

On May 27, 2016, the Company acquired Oro Silver Resources from Canarc. The Company issued 2,147,239 common shares to Canarc and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”).

The Company was charged $234,000 for legal services for the nine months ended September 30, 2016 (September 30, 2015 - $118,000) by Koffman Kalef LLP, a firm in which the Company’s corporate secretary is a partner. As of September 30, 2016, the Company had a payable outstanding of $Nil relating to these legal services (December 31, 2015 - $12,000).

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Financial Assets and Liabilities

As at September 30, 2016, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at Sept. 30, 2016		As at December 31, 2015
Expressed in thousands US dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$83,240	$83,240	$20,413	$20,413
Available for sale assets	108	108	614	614
Trade receivables	7,589	7,589	1,704	1,704
Other receivables	18,335	18,335	22,639	22,639
Total financial assets	$109,272	$109,272	$45,370	$45,370

Financial liabilities:
Accounts payable and accrued liabiities	$16,138	$16,138	$18,949	$18,949
Revolving credit facility	11,500	11,500	22,000	22,000
Total financial liabilities	$27,638	$27,638	$40,949	$40,949

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

As at Sept. 30, 2016
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Financial assets:
Available for sale securities	$108	$108	$-	$-
Trade receivables	7,589	7,589	-	-
Total financial assets	$7,697	$7,697	$-	$-

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Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available-for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate payable according to the quoted rate term. The effective interest rate for the nine-month period ended September 30, 2016 was approximately 5%. As at September 30, 2016, with other variables unchanged, a 1% increase in the LIBOR rate would result in additional annual interest expense of $115,000.

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Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At September 30, 2016 there are 243,090 ounces of silver and 5,266 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at September 30, 2016, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.2 million.

Outstanding Share Data

As of November 2, 2016, the Company had the following securities issued and outstanding:

•	127,080,264 common shares
•	325,000 performance share units
•	4,458,050 common shares issuable under stock options with a weighted average exercise price of CAN$3.93 per share expiring between May 23, 2017 and May 26, 2021.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual periods beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

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Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IAS 2 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 9, Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

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IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet completed an assessment of the impact of this standard on its financial statements.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Critical judgments in applying policies that have a significant effect on the amounts recognized in the consolidated financial statements for the period include the following:

•

Acquisition of Oro Silver Resources Ltd. – critical judgments include the determination of asset purchase versus business combination and the valuation of assets acquired and liabilities assumed in respect of the Company’s acquisition of Oro Silver Resources Ltd. during the period. In making its determination, the Company considered established mineral resources associated with the El Compas property and other contracts assumed in the transaction

See “Critical Accounting Estimates” in the Company’s annual MD&A for a detailed discussion of the other areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

During the quarter ended September 30, 2016, a subsidiary paid $0.8 million in false invoices from fraudulent communications impersonating an authorized individual of the Company. The Company’s internal controls detected the fraudulent transactions resulting in the recovery of $0.2 million. The $0.6 million loss was included as other income and expense for the period ended. Internal controls were properly designed to prevent any such loss, however human error resulted in failure of the necessary preventive control. Subsequent to the failure, an internal investigation was performed and determined the failure was an isolated incident. A change of personnel at the subsidiary level resulted and additional training was provided to finance and administrative staff.

During the nine months ended September 30, 2016 there have been no changes that occurred, except as those disclosed above, that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

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